UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2019

ENDOLOGIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-28440	68-0328265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Musick, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 595-7200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	ELGX	The Nasdaq Stock Market, LLC

Item 8.01 Other Events.

On August 9, 2019, Endologix, Inc. (the “Company”) announced to certain eligible employees and members of the Board of Directors (“Eligible Participants”) the approval of a voluntary, one-time stock option for stock option exchange program (the “Option Exchange Program”) for Eligible Participants to exchange certain underwater stock options for a lesser number of new stock options (the “New Stock Options”). The number of New Stock Options will be determined using exchange ratios designed to result in the New Stock Options having approximately the same value, from an accounting standpoint, as the stock options that are exchanged.

The Option Exchange Program was previously approved by the Board of Directors of the Company and subsequently approved by the Company’s stockholders at the 2019 Annual Meeting of Stockholders held on August 5, 2019.

Attached as Exhibit 99.1 is an email communication (the “Communication to Eligible Participants”) regarding the proposed Option Exchange Program that was sent to Eligible Participants on August 9, 2019. The Communication to Eligible Participants does not constitute an offer to holders of the Company’s outstanding stock options to exchange those stock options for New Stock Options.

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (the “SEC”) and sent to eligible option holders. At the time the Option Exchange Program begins, the Company will provide eligible option holders with written materials explaining the terms of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. The Company’s stockholders and eligible option holders will be able to obtain these tender offer documents, as well as other documents that the Company files with the SEC, free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at Endologix, Inc., 2 Musick, Irvine, California 92618, (949-595-7200). In addition, eligible option holders may obtain free copies of the tender offer documents by visiting the OEP website located at: http://www.endologix.compintelligence.com.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description

99.1	Communication to Eligible Participants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDOLOGIX, INC.

Date: August 9, 2019	/s/ Vaseem Mahboob
Vaseem Mahboob
Chief Financial Officer